SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2004
Commission File Number: 333-08322
TFM, Inc. and
Mexican Railway Transportation Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2004

TFM, S.A. de C.V. and Grupo Transportación
Ferroviaria Mexicana, S.A. de C.V.

By: /s/ Jacinto Marina Cortés
______________________________________
Jacinto Marina Cortés
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	TFM Press Release dated April 30, 2004 (GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V. AND SUBSIDIARIES REPORT FIRST QUARTER 2004 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Consolidated Financial Statements for the first Quarter 2004.

Exhibit 99.1

COMPANY CONTACT:
Mario Mohar
President, Chief Executive Officer

Jacinto Marina	León Ortíz
Chief Financial Officer	Treasurer
011-525-55-629-8866	011-525-55-447-5836

GRUPO TFM AND SUBSIDIARIES REPORT
FIRST QUARTER 2004 RESULTS

(Mexico City, April 29, 2004) - Grupo Transportación Ferroviaria Mexicana, SA. de C.V. and its subsidiaries (“TFM”) reported financial results for the first-quarter period of 2004.

OPERATIONAL RESULTS
Consolidated net revenues for the three months ended March 31, 2004, were $167.5 million, which represents a decrease of $1.0 million or 0.6 percent from revenues of $168.5 million for the same period in 2003. TFM experienced a 0.4 percent decrease in volume during the first quarter of 2004 compared with the same period of 2003, caused by the economic downturn and the seasonal shut down of the automotive industry at the beginning of the year. The 1.8 percent devaluation of the peso and the lower activity in the automotive industry translated into a $ 3.2 million deterioration of revenue in the first quarter of 2004 compared with the same period in 2003, partially offset by growth in revenues from truck-to-rail conversion and growth in the Chemicals and Petrochemicals and Metals and Minerals segments.

Consolidated operating profit for the first quarter of 2004 was $25.8 million, representing a decrease of $2.1 million from the first quarter of 2003. The operating ratio (operating expenses as a percentage of revenues) for the period was 84.6 percent including Mexrail operations (81.7 percent without Mexrail). Operating expenses continued to decrease during the first quarter compared with the same period in 2003. Cost reduction in the first quarter of 2004, excluding fuel and Tex Mex, was $2.6 million, and was negatively impacted by a 13.8 percent, or $1.9 million, increase in fuel cost.

Operating loss for Mexrail for the first quarter of 2004 was $ 1.8 million. Operating expenses for the unit increased during the quarter, compared with the same period of 2003, by $1.0 million, or 7.1 percent.

FINANCIAL EXPENSE
Net financial expenses incurred in the quarter ended March 31, 2004, were $27.9 million. TFM recognized a $0.1 million foreign exchange loss resulting from the depreciation of the Mexican peso relative to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES
As of March 31, 2004, the accounts receivable balance had increased to $202.1 million from $192.3 million at December 31, 2003.

TFM made capital expenditures of $11.6 million during the first quarter of 2004, invested in the improvement of TFM and Mexrail lines.

As of March 31, 2004, TFM had an outstanding debt balance of $959.6 million, a leverage of $8.4 million lower than at December 31st, 2003. Debt includes $95.0 million of outstanding U.S. commercial paper and a term loan of $91.4 million.

RECENT EVENTS

Vat Lawsuit
On September 25, 2002, the Mexican Magistrates Court of the First District (the "Federal Court") issued a judgment in favor of TFM on a value added tax (VAT) claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT refund certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, the Federal Court vacated a prior judgment of the Mexican Federal Tribunal of Fiscal and Administrative Justice (the "Fiscal Court") and remanded the case to the Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT refund certificate only in the name of TFM. On December 6, 2002, the upper chamber of the Fiscal Court again ruled against TFM. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal. On June 11, 2003, the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003, TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003, judgment, which granted TFM constitutional protection (amparo) against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court's determination that TFM has the right to receive the VAT refund certificate. The Federal Court's ruling stated that the Treasury's decision denying delivery of the VAT refund certificate to TFM violated the law, and it instructed that the VAT refund certificate be issued to TFM on the terms established by Article 22 of the Federal Fiscal Code in effect at that time. As a result of this ruling, the case was remanded to the Fiscal Court.

In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM's VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003, by the Federal Court, resolved that TFM had proved its case, and that a "ficta denial" occurred, declaring such denial null and void as ordered by the Federal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM's VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT Certificate to TFM under the terms established by Article 22 of the Mexican Fiscal Code in effect in 1997.

On October 13, 2003, the Mexican Tax Attorney of the Federal Government (Procuraduría Fiscal de la Federación) filed for a review of the Fiscal Court's ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review, and as a result, the August 13, 2003, Fiscal Court's ruling remained in place.

On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to the August 13, 2003, Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of 2,111,111,790 pesos, or approximately $195 million as of that date, but excluding additional amounts due to TFM from the effect of inflation and interest accrued on the original claim amount. On January 20, 2004, the Mexican Fiscal Administration Service ("Servicio de Administración Tributaria" or "SAT") placed an attachment prohibiting TFM from making use of the Special VAT Certificate, stating that the documents that support the value of the Special VAT Certificate do not comply with applicable tax requirements. TFM has publicly stated it will oppose the SAT's action through all possible legal means, and will continue its attempts to reclaim the additional amount required for inflation and accrued interest on the original claim amount.

TFM subsequently presented a complaint before the upper chamber of the Fiscal Court. The Company has not yet received an official decision, but has knowledge that the Fiscal Court voted against the Company's request to compel the government to reissue its Special Certificate to include inflation and accrued interest. In the next several weeks, the Company will bring to the Magistrates Federal Court, which is the highest authority on legal matters in Mexico, all proper petitions and protections, which support its rights and are consistent with the rulings of the federal Magistrates Court over the past year. Grupo TMM believes that TFM’s claim to have the VAT certificate updated for interest and inflation accruals will be upheld by Mexico’s legal system.

Net profit in the period was impacted by extraordinary one-time charges in connection with the VAT lawsuit totaling $4.3 million.

Grupo TFM Put
As previously stated, in 2003 Grupo TFM requested a federal judge in Mexico to provide interpretation of the Purchase-Sale Agreement of TFM’s common stock, requesting adherence to the specific process provided in the Agreement and its Amendments, which should commence with an Initial Public Offering (”IPO”) of TFM’s shares into the public markets for the exercising of Grupo TFM’s call and the Mexican government’s Put option for the 20 percent equity interest in TFM it retains.

Given that none of the steps of this process had been completed, because the real value of the shares of TFM owned by the government could not be determined since TFM had not received reimbursement of the Value Added Tax, although ordered by the Mexican Fiscal Court on August 13, 2003, there could be no condition that applies in order for the Mexican government to request that Grupo TFM, or its shareholders, acquire the equity stake held at TFM by the government.

Grupo TFM also asked for and received from a federal judge an injunction, which blocked the government from exercising its Put option. The ability of the Mexican government to exercise its Put option has been suspended indefinitely until the Put lawsuit is resolved.

Grupo TFM acknowledged its commitment to acquire the equity interest that the Mexican government holds in TFM and has informed the government of its desire to comply once the pending steps from the original Agreement are completed, which should occur after the VAT claim has been reimbursed to TFM according to the provisions of the law to determine the real value of the shares.

DEBT COVENANTS
The Company is currently negotiating with its lenders amendments to the term loan and is also in the process of refinancing its Commercial Paper program to extend the final maturity date to September 2006.

This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company’s future financial condition and results of operations. The words ”believe”, ”expect” and ”anticipate” and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement (”NAFTA”) on the level of U.S. - Mexico trade; the company’s ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company’s ability to control expenses; and the effect of the company’s employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company’s filings with the Securities and Exchange Commission, including the company’s most recent Annual Report on Form 20-F.

Financial tables to follow ...

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Income
( Amounts expressed in thousands of US dollars )
( Unaudited )

	Three months ended
	March 31,
	2004	2003

Transportation revenues	$167,512	$168,524

Operating expenses	(119,713)	(119,448)
Depreciation & amortization	(22,007)	(21,212)

Total cost	(141,720)	(140,660)

Operating profit	25,792	27,864

Other expenses – net	(5,718)	(4,057)
Financial expenses – net	(27,863)	(27,482)
Exchange profit (loss) – net	(97)	(5,064)

Net comprehensive financing cost	(27,960)	(32,546)

Loss before taxes and minority interest	(7,886)	(8,739)
Income tax	4,092	(7,000

Loss before minority interest	(3,794)	(15,739)

Minority interest	628	3,200

Net loss for the period	($3,166)	($12,539)

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Balanced Sheet
( Amounts expressed in thousands of US dollars )
( Unaudited )

	March 31,	December 31,
	2004	2003
		(Audited)

Assets Current assets:
Cash and cash equivalents	$3,106	$3,597
Accounts receivable – Net	202,104	192,295
Material and supplies	17,503	16,693
Other current assets	12,258	13,157

Total current assets	234,971	225,742
Concession, property and equipment – net	1,803,745	1,814,668
Other assets	2,951	2,857
Deferred income tax	82,937	78,845

Total assets	$2,124,604	$2,122,112

Liabilities and Stockholders’ equity Current liabilities:
Commercial paper and capital lease due within one year	185,023	193,154
Accounts payable and accrued expenses	183,976	167,609

Total current liabilities	368,999	360,763
Long–term debt and capital lease obligation	747,996	746,745
Other non – current liabilities	30,523	33,724

Total Long–term liabilities	778,519	780,469

Total liabilities	1,147,518	1,141,232

Minority interes	316,846	317,475

Stockholders’ equity:
Capita stock	807,008	807,008
Treasury shares	(204,904)	(204,904)
Effect and purchase of subsidiary shares	(33,562)	(33,562)
Retainig earnings	91,698	94,863

Total stockholders’ equity	660,240	663,405

Total liabilities and stockholders’ equity	$2,124,604	$2,122,112

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Cash Flow
( Amounts expressed in thousands of US dollars )
( Unaudited )

	Three months ended
	March 31,
	2004	2003

Cash flow from operation activities:
Net loss for the period	($3,166)	($12,539)

Adjustments to reconcile net income to net cash provides by operating activities:
Depreciation & amortization	22,007	21,212
Amortization of deferred financing costs	1,605	1,598
Other non cash items	(4,225)	4,454
Changes in working capital	3,101	15,191

Total adjustments	22,488	42,455

Net cash provided by operating activities	19,322	29,916

Cash flow from investing activities:
Acquisitions of property and equipment – net	(11,565)	(8,690)
Sale of equipment	35	98

Net cash used in investment activities	(11,530)	(8,592)

Cash flow from financing activities:
Proceeds payments of commercial paper – net	10,000	(7,000)
Payment of term loan	(18,283)	0

Net cash (used in) provided by financing activities	(8,283)	(7,000)

Increase in cash and cash equivalents	(491)	(14,324)
Cash and cash equivalents Beginning of the period	3,597	30,249

End of the period	$3,106	$44,573

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Consolidated Financial Statements for the Fourth Quarter 2003

Required quartely financial information consists of (i) the consolidated financial information filed with CNBV, (ii) the non-consolidated financial information filed with the CNBV, (iii) the same required quartely financial information as in (i) and (ii) filed with the BMV. Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and lists of directors ans officers.